Exhibit 8.1

Subsidiaries of the Registrant

Company Name	State or Jurisdiction of Incorporation

Converium AG	Switzerland
Converium Holdings (North America) Inc.	Delaware
Converium Reinsurance (North America) Inc.	Connecticut
Converium Insurance (North America) Inc.	New Jersey
Converium Ruckversicherung (Deutschland) AG	Germany
HVAG Hamburger Versicherungs- Aktiengesellschaft	Germany